Supplemental Comments

2.	The Fund is Active, not an Index Fund.

a.       Removed the “sampling strategy” language to reconcile.

b.       Not an index fund; made the changes you recommended.

15. Index Methodology from Wilshire (attached latest, but not final, version)

Wilshire Indexes is both the Index Provider and the Calculation Agent. No Wilshire Indexes employees work for Pearl Street or Founder ETFs. No client pays for this index. Pearl Street owns the Index IP. We are working with Courtney and Andy at Wilshire Indexes to finalize our Index Methodology and will e-mail you the final copy as soon as it is complete.

16.	Thank you for the ADI 2019-08 Improving Principal Risk Disclosures guidance.
a.	Request No Change: While we agree an alphabetical list of key risks may be inappropriate or potentially misleading for some funds, we think it is both appropriate and helpful to our prospective investors, and we observe that other funds with straightforward US long-only equity strategies similar to ours have been permitted to alphabetically list after the guidance was released in 2019:
i.	Cathie Wood’s SEC-approved ARK Invest Prospectus, filed in 2024 and including risks for ARKF ETF (started in 2020), lists the principal risks for 8 ETFs alphabetically.
ii.	We have a similar long-only US equity strategy, our risk disclosures are less than 3 pages long (all 8 of Cathie’s are longer, 5 to 9.5 pages long), and all of our principal risks are important.
iii.	We noticed that Cathie Wood’s prospectus states: “The principal risks of investing in the Fund listed below are presented alphabetically to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”
iv.	To rise to the standard, we added a second sentence for your consideration: “The principal risks of investing in the Fund are listed below in alphabetical order so that you may more easily compare our risks to those of other Funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order it appears.”
v.	Aligning with the ADI, we believe this most efficiently provides investors with clear, concise, relevant, and timely information. Our risk disclosures are tailored. Our philosophy and founder factor paragraphs, now at the bottom of the section, addresses appropriateness:
1.	“Based on our long-term fundamental investment philosophy, the Fund may not be appropriate for investors with a short-term investment time horizon, who have a low tolerance for volatility, or who prefer to invest in stocks trading at discount valuations to peers.”
2.	“By investing in the Founder Factor, the Fund tends to have a growth investment style, which may be unsuitable for investors whose investment objectives or risk tolerance are inconsistent with this approach. Prospective investors should carefully consider their financial situation and consult a financial advisor before investing.”

22. We anticipate using the Bloomberg 500 Index (B500 Index) as our broad-based securities market index in our performance presentations.

23. Yes (please see attached ADV).

31. We confirm that indemnification under Section 3 of the By-Laws will not be for disabling conduct as specified in Section 3(c) of Article of the Declaration of Trust.

Followed Comments

1. Defined

2. Please see supplemental comments.

3. Followed your guidance

4. Rewrote, clarifying how philosophy/Founder Factor are central to strategy; relocated lower

5. Yes, we will be applying a rules-based methodology. (2) Disclosed

6. Removed “(builds) active elements” after we rewrote the rules-based methodology section

7. Removed “bottoms up process” after we rewrote the rules-based methodology section

8. Disclosed

9. Deleted

10. Removed “negative change in business circumstances.” It was meant as two ideas… managing risk and, separately, participating in IPOs. Rewrote for clarity. The Fund will not invest in private securities (or ADRs) and that also now disclosed.

11. Explained

12. Removed “trading volume” language

13. Disclosed

14. Typo: changed “Index” to “Fund”

15. Please see supplemental comments.

16. Please see supplemental comments.

17. Relocated

18. Consolidated

19. Removed “Index Risk” as the Fund is not an Index Fund

20. Added concentration disclosure. B. The IP owner, not the Index Provider, is affiliated with the Fund.

21. Yes, IPO investing is a principal strategy and is now disclosed.

22. Please see supplemental comments.

23. Please see supplemental comments.

24. Rewrote and moved to Highlights section

25. Added to Other Information section

26. Revised

27. Revised

28. Removed “or any other court in the State of Delaware” language for clarity. Disclosed Delaware forum may be inconvenient and less favorable. Clarified that the Delaware court requirement does not apply to federal claims

29. Disclosed

30. Added

31. Please see supplemental comments.

32. Going forward our CEO, CFO, and the majority of our trustees will sign our future amendments. We did not plan to appoint a CAO.

33. Filled in for your review.

34. Included. Our auditor, Mike at Cohen, will provide the consent and any financial statements once he finished the seed audit.

35. We will file a pre-effective amendment shortly.

Thank you again for your comments.